Exhibit 12.1

Olympic Steel, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Income (loss) before taxes	$10,139	$37,485	$3,797	$(99,544)	$108,098
Add:
Amortization of previously capitalized interest	86	86	86	80	37
Interest (including capitalized interest)	8,357	5,953	2,305	2,275	1,580
Interest portion of rental expense	92	108	141	152	262

Total additions	8,535	6,147	2,532	2,507	1,879
Deduct:
Capitalized interest	—	—	—	(58)	(432)

Total earnings (loss)	18,674	43,632	6,329	(97,095)	109,545

Capitalized interest	—	—	—	58	432
Interest and other expense on debt	8,357	5,953	2,305	2,217	1,148
Interest portion of rental expense	92	108	141	152	262

Fixed charges	8,449	6,061	2,446	2,427	1,842

Ratio of earnings to fixed charges (1)	2.2x	7.2x	2.6x	—	59.5x

(1)	Earnings were insufficient to cover fixed charges by approximately $99.6 million for the year ended December 31, 2009; accordingly, no ratio is presented for such period.